October 20, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Rosenberg:

Lincare Holdings Inc. (“Lincare” or the “Company”) is in receipt of your letter dated October 6, 2006, regarding additional comments to Lincare’s response to your prior letter dated July 20, 2006. Lincare appreciates the assistance of the staff of the Securities and Exchange Commission (“SEC”) in complying with the applicable disclosure requirements to enhance the disclosure of financial information in the Company’s SEC filings.

Please note that where the context requires, the term “Company” refers to Lincare Holdings Inc. and its consolidated subsidiaries. For your convenience, each of the SEC’s comments is set out in bold lettering immediately preceding the Company’s corresponding response. Figures represented as “$XX.X” in Lincare’s responses will be finalized prior to the filing of the Company’s September 30, 2006 Form 10-Q.

The Company provides the following responses to the items contained in the staff’s letter to Lincare:

Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations

1.	Please confirm to us that in future filings beginning with your September 30, 2006 Form 10-Q that you will include disclosures similar to your responses to prior comments one (1) and two (2). Also, confirm to us that in future filings beginning with your September 30, 2006 Form 10-Q that you will continue providing as you did in the June 30, 2006 Form 10-Q the disclosures about the components of depreciation expense that you propose in response to prior comment four (4).

Company Response:

The Company confirms that in future filings beginning with the September 30, 2006 Form 10-Q it will include disclosures similar to its responses to the staff’s prior comments one (1) and two (2). The Company further confirms that it will continue providing as it did in the June 30, 2006 Form 10-Q the disclosures about the components of depreciation expense that it proposed in response to the staff’s prior comment four (4).

Consolidated Financial Statements

Consolidated Statements of Operations, F-3

2.	We have read your response to prior comment three (3). Please provide us disclosure that you would undertake to include in future filings beginning in your September 30, 2006 Form 10-Q that describes in your notes to financial statements and MD&A the components of operating expenses and selling, general and administrative expenses.

a.) Regarding this proposed disclosure about operating expenses, disclosure similar to that you provided in the second and third paragraphs and the table of your response would appear to be appropriate for these disclosures. We also believe that disclosure should separately identify the amount of salaries and other costs attributable to “service reps” to help investors understand the costs of delivering, maintaining and retrieving equipment.

Company Response:

The Company will add the following disclosure to its notes to consolidated financial statements in future filings beginning with the September 30, 2006 Form 10-Q:

Note	(#) Operating Expenses

The Company manages over 900 operating centers from which customers are provided equipment, supplies and services. An operating center averages approximately seven to eight employees and is typically comprised of a center manager, two customer service representatives (referred to as “CSR’s” - telephone intake, scheduling, documentation), two or three service representatives (referred to as “Service Reps” - delivery, maintenance and retrieval of equipment and delivery of disposables), a respiratory therapist (non-reimbursable and discretionary clinical follow-up with the customer and communication to the prescribing physician) and a sales representative (sales calls to local physicians and other referral sources).

Operating expenses include the costs incurred at the Company’s operating centers for service personnel (branch manager, CSR’s and Service Reps), facilities (rent, utilities, communications, property taxes, etc.), vehicles (vehicle leases, gasoline, repair and maintenance), and general business supplies and miscellaneous expenses. Operating expenses for the interim periods in 2006 and 2005 within these major categories were as follows:

	For The Three Months Ended September 30,				For The Nine Months Ended September 30,
Operating Expenses ($MM):	2006		2005		2006		2005
Salary and related	$	XX.X	$	XX.X	$	XX.X	$	XX.X
Facilities	$	XX.X	$	XX.X	$	XX.X	$	XX.X
Vehicles	$	XX.X	$	XX.X	$	XX.X	$	XX.X
General Supplies/Miscellaneous	$	XX.X	$	XX.X	$	XX.X	$	XX.X

Total	$	XX.X	$	XX.X	$	XX.X	$	XX.X

Included in operating expenses during the three and nine months ended September 30, 2006 are salary and related expenses for Service Reps involved in the delivery, maintenance and retrieval of equipment and delivery of disposables and other supplies in the amount of $XX.X million and $XX.X million, respectively. Such salary and related expenses for the three and nine months ended September 30, 2005 were $XX.X million and $XX.X million, respectively.

The Company will also add the above table showing the components of operating expenses to its MD&A discussion in the paragraph discussing trends in operating expenses which is currently included under the heading “Operating Results.”

b.) Regarding your proposed disclosure about selling, general and administrative expenses, please disclose the amount related to “respiratory therapists,” describe the services they perform and clarify why they are charged to this expense as they appear to be directly involved in administering services to your customers. If there are other healthcare professionals, such as pharmacists and nurses that provide services to your customers, describe them, disclose the amount related to each, and in what income statement line item they are classified.

Company Response:

The Company will add the following disclosure to its notes to consolidated financial statements in future filings beginning with the September 30, 2006 Form 10-Q:

Note	(#) Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) include costs related to sales and marketing and corporate overhead and other business support functions. Included in SG&A during the three and nine months ended September 30, 2006 are salary and related expenses of $XX.X million and $XX.X million, respectively. These salary and related expenses include the cost of the Company’s respiratory therapists in the amount of $XX.X million and $XX.X million in the three and nine months ended September 30, 2006. The Company’s respiratory therapists generally provide non-reimbursable and discretionary clinical follow-up with the customer and communication, as appropriate, to the prescribing physician with respect to the customer’s plan of care. The Company includes the salaries and related expenses of its respiratory therapist personnel in SG&A because it believes that these personnel enhance the Company’s business relative to its competitors that do not employ respiratory therapists. Included in SG&A during the three and nine months ended September 30, 2005 are salary and related expenses of $XX.X million and $XX.X million, respectively. These salary and related expenses include the cost of the Company’s respiratory therapists in the amount of $XX.X million and $XX.X million in the three and nine months ended September 30, 2005.

3.	Please provide us proposed disclosure that you would undertake to include in future filings beginning in your September 30, 2006 Form 10-Q that describes “respiratory pharmacy operations” that you refer to in Note 1(o) Cost of Goods and Services. Tell us why you do not describe these operations in Item 1. Business and why they are not considered a segment under SFAS 131.

Company Response:

Lincare has considered the text of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131) in concluding that it operates a single reportable segment and that its respiratory pharmacy operations do not constitute an operating segment as defined in the Financial Accounting Standards Board statement. The Company does not believe that characterizing these activities as a reportable segment would meet the objectives and basic principles of SFAS No. 131 as applied to Lincare in seeking to assist users of Lincare’s financial statements to better understand its performance and prospects.

Lincare’s respiratory pharmacy operations function primarily as drug fulfillment centers for its respiratory drug product line. Centralizing the pharmacy dispensing activities into a limited number of mail-order distribution centers relieves Lincare from the prohibitive costs and resources that would be necessary to maintain licensed pharmacy activities and employ pharmacists within each of its more than 900 operating locations. The operating locations have primary responsibility for the performance of the respiratory drug product line, including order volumes, sales and marketing, customer intake, distribution and maintenance of the equipment used by the customer to aerosolize the associated respiratory drug, and clinical and other follow-up with the customer as appropriate. The Company does not aggregate discrete financial information for the pharmacy operations and Lincare’s chief operating decision makers, its Chief Executive Officer, President and Chief Financial Officer, do not review the results of these operations or make decisions on allocation of resources relating to the operations. Local pharmacy management is responsible for assessing the respective capacity and level of efficiency of each facility.

Revenues associated with respiratory drug products are included in the Company’s disclosure in its notes to the consolidated financial statements (see Note 9 on page F-18 of the 2005 Form 10-K) and its MD&A under the heading “Oxygen and other respiratory therapy.” The Company has also included a discussion of this product line in Item 1. Business, under the heading “Products and Services of Lincare” (see statement regarding “Nebulizers and associated respiratory medications…” on page 2 of the 2005 Form 10-K). The Company believes that it would be improved disclosure to refer to “the Company’s respiratory product line” as opposed to “the respiratory pharmacy operations” in Note 1 (o) Cost of Goods and Services and will make that change in future filings. The Company will also disclose the amount of salary and related expenses associated with its pharmacists and pharmacy technicians included in cost of goods and services in Note 1 (o).

General

In providing its response to the SEC’s comments to its filings, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need further information regarding the Company’s response to the SEC’s comment letter. Lincare appreciates the staff’s review of its financial statement disclosures and thanks you for the opportunity to respond to your comments.

Sincerely,

Paul G. Gabos

Chief Financial Officer